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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               TRENWICK GROUP LTD.
                            ------------------------
             (Exact Name of Registrant as Specified in its Charter)



            Bermuda                                                                     Not applicable
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(State of incorporation or organization)                                        (I.R.S. Employer Identification No.)

         Continental Building
         25 Church Street
         Hamilton HM 12 Bermuda                                                       Not applicable
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(Address of Principal Executive Offices)                                                (Zip Code)

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act registration statement file number to which this form relates: 333-44290
      (If applicable)

         Securities to be registered pursuant to Section 12(b) of the Act:

                        Title of Each Class                                      Name of Each Exchange on Which
                        to be so Registered                                      Each Class is to be Registered
                        -------------------                                   ---------------------------------

                Preferred Share Purchase Rights                                      New York Stock Exchange
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


         Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of class)



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                                (Title of class)
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ITEM 1.       Description of Registrant's Securities to be Registered

Introduction

         On September 26, 2000, the Board of Directors of Trenwick Group Ltd. authorized and declared a dividend distribution of one Series A First Preference Share Right for each common share of Trenwick. The rights will be issued at the close of business on September 27, 2000 (or Record Date). The Board of Directors also authorized the issuance of one right for each Trenwick common share issued between the Record Date and the Distribution Date (as described below). The description and terms of the rights are set forth in the Rights Agreement, dated as of September 26, 2000, between Trenwick and First Chicago Trust Company of New York, as rights agent.

Purchase Price

         Each right entitles the registered holder to purchase from Trenwick one one-hundredth of a Series A First Preference Share, par value $.10 per share (or Preferred Shares), at a purchase price of $85.00, subject to adjustment. The description and terms of the rights are set forth in the agreement.

Transfer and Detachment

         Initially, the rights will be attached to all common share certificates representing shares then outstanding, and no separate rights certificates will be distributed. Until the Distribution Date (as described below), the rights will be evidenced by the common share certificates and will be transferred only with the common share certificates. New common share certificates issued after the Record Date will contain a notation incorporating the rights agreement by reference. If certificates representing common shares are surrendered for transfer, the surrender for transfer of such certificates will also constitute a transfer of these rights.

         As of the close of business on a Distribution Date, the separate rights certificates alone will represent the rights. As soon as practicable after a Distribution Date, rights certificates will be mailed to holders of record of the common shares. Except as otherwise determined by the Board, only common shares issued prior to the Distribution Date will be issued with rights.

Distribution Date

         The rights will separate from the common shares and a Distribution Date will occur upon the earlier of

          * 10 days following a public announcement that a person or group of affiliated or associated persons (or an Acquiring Person) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding common shares (or Share Acquisition Date), other than as a result of repurchases of shares by Trenwick or certain inadvertent actions by institutional or certain other shareholders, or


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         *     following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of Trenwick's outstanding common shares.

Exercisability

         The rights are not exercisable until the Distribution Date. The rights will expire at the close of business on September 27, 2010. The rights may be redeemed or exchanged by Trenwick before their expiration. This is described below.

Right to Purchase Trenwick's Securities

         If any person or group of affiliated or associated persons becomes an Acquiring Person each holder of a right will thereafter have the right to receive Trenwick common shares having a market value equal to two times the exercise price of the right. Cash property or other securities of Trenwick will be delivered upon exercise of the rights. This right does not apply to an offer for all outstanding common shares that the independent directors determine not to be inadequate and to otherwise be in the best interests of Trenwick and its shareholders.

         Existing holders of 15% or more of Trenwick's common shares will not cause the rights to be exercisable, or entitle the holders of rights to purchase additional shares of Trenwick or any other entity, unless one of the holders acquires additional shares.

         If someone becomes an Acquiring Person, all rights that are beneficially owned by the Acquiring Person will be null and void.

         For example, at an exercise price of $85.00 per right, each right not owned by an Acquiring Person following a person becoming an Acquiring Person would entitle its holder to purchase $170.00 worth of common shares (or other consideration, as noted above) for $85.00. Assuming that the common shares had a per share value of $18.50 at such time, the holder of each valid right would be entitled to purchase approximately 9.2 common shares for $85.00.

         This right does not apply to those transactions following an offer for all Trenwick's common shares which Trenwick's independent directors determine is adequate and otherwise in the best interests of Trenwick and its shareholders.

Right to Purchase Acquior's Securities

         If Trenwick is acquired in a consolidation, amalgamation, or other business combination transaction in which Trenwick is not the surviving corporation, or 50% or more of its assets or earning power is sold or transferred after a person or group of persons become an Acquiring Person, each holder of a right (other than the Acquiring Person) will have the right to receive common stock of the acquiring company which at the time of such transaction has a market value equal to two times the exercise price of the right. This right does not apply to those transactions following an offer for all Trenwick's common shares which Trenwick's independent directors determine is adequate and otherwise in the best interests of Trenwick and its shareholders.


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Redemption

         At any time until 10 days following the Share Acquisition Date, Trenwick may redeem the rights in whole, but not in part, at a price of $.01 per right (payable in cash, common shares or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.01 redemption price. The rights generally may not be redeemed for 180 days following a change in a majority of the Board as a result of a proxy contest.

Exchange

         At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding common shares and prior to the acquisition by such person or group of 50% or more of the outstanding common shares, the Board may exchange the rights at an exchange ratio of one common share, or one one-hundredth of a preferred share per right. The Board may also exchange the rights for a share of a class or series of Trenwick's preferred shares having equivalent rights, preferences and privileges. This does not apply to rights beneficially owned by an Acquiring Person.

Rights and Holders

         Until a right is exercised, the holder of the right will have no rights as a shareholder of Trenwick. The right alone will not entitle its holder to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to Trenwick, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for common shares (or other consideration) of Trenwick or for common shares of the acquiring company as set forth above.

Adjustments

         The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time. The purpose of an adjustment would be to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the preferred shares. The number of outstanding rights and the number of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the common shares or a stock dividend on the common shares payable in common shares or subdivisions, consolidations or combinations of the common shares. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional preferred shares will be issued, other than fractions which are integral multiples of one one-hundredth of a preferred share. In lieu of fractional preferred shares, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

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Amendments

         Any of the provisions of the agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the agreement may be amended by the Board to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights, or to shorten or lengthen any time period under the agreement. The Board cannot amend the agreement after the rights become non-redeemable.

Shares Outstanding

         As of September 27, 2000, there were 36,743,467 common shares of Trenwick outstanding. Each Trenwick common share outstanding at the close of business on September 27, 2000 will receive one right. So long as the rights are attached to the common shares, one additional right shall be deemed to be delivered for each common share issued or transferred by Trenwick in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the rights, Trenwick may issue rights when it issues common shares only if the Board deems it to be necessary or appropriate, or in connection with the issuance of common shares pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of Trenwick. Preferred shares are initially reserved for issuance upon exercise of the rights.

Anti-Takeover Effects

         The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Trenwick on terms not approved by a majority of the Board. However, the rights should not interfere with any merger or other business combination approved by the Board since the Board may, at any time until the Share Acquisition Date redeem all but not less than all of the then outstanding rights at the redemption price. Thus, the rights are intended to encourage persons who may seek to acquire control of Trenwick to initiate such an acquisition through negotiations with the Board. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, Trenwick. To the extent any potential acquirors are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

Further Information

         This summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the agreement, a copy of which is attached as Exhibit 4.2 to this Registration Statement on Form 8-A and which is hereby incorporated herein by reference.

ITEM 2.       Exhibits

              The following exhibits are incorporated by reference from the S-4 Registration Statement on Form S-4, File No. 333-44290 (the "S-4 Registration Statement"), as filed with the Securities and Exchange Commission on August 23, 2000.


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Exhibit         Description
No.

3.1 Memorandum of Association of the Registrant (incorporated by reference from Exhibit 3.1 to the S-4 Registration Statement).

3.2(a) Certificate of Incorporation of Gowin Holdings International Limited, dated December 14, 1999 (incorporated by reference from
                Exhibit 3.2(a) to the S-4 Registration Statement).

3.2(b) Certificate of Incorporation on Change of Name from Gowin Holdings International Limited to Trenwick Group Ltd., dated as of March 27, 2000 (incorporated by reference from Exhibit 3.2(b) to the S-4 Registration Statement).

3.3 Bye-laws of the Registrant (incorporated by reference from Exhibit 3.3 to the S-4 Registration Statement).

4.1             Specimen Stock Certificate (incorporated by reference from
                Exhibit 4.2 to the S-4 Registration Statement).

4.2 Rights Agreement between the Registrant and the rights agent named therein.

SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 TRENWICK GROUP LTD.

         Date:  September 27, 2000               By: /s/James F. Billett, Jr.
                                                     -----------------------
                                                 Name:  James F. Billett, Jr.
                                                 Title: Chairman, President &
                                                        Chief Executive Officer



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